August 16, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attention:   H. Christopher Owings, Assistant Director

Re:	ATC Technology Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010
Filed April 27, 2010
Form 10-Q for the Fiscal Period Ended June 30, 2010
Filed July 27, 2010
File No. 000-21803

Dear Mr. Owings:

This letter is in response to your letter of August 3, 2010 regarding comments made with respect to a review of the above mentioned filings on Form 10-K, Form 10-Q and the Definitive Proxy Statement on Schedule 14A of ATC Technology Corporation.

Each of the numbered comments in your letter are listed below and are immediately followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A.  Risk Factors, page 8

1.    Comment:

Please delete the second sentence in which you state that other unknown or immaterial risks may also impair your business operations.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

Response:

We acknowledge your comment regarding risks that are not deemed material and will remove this reference from future filings.  We will also eliminate in future filings references to unknown risks and will describe all known material risks.

Securities and Exchange Commission
August 16, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Our Performance, page 19

2.    Comment:

Please revise to provide a general basis for the statement that “a leading handset OEM . . . could become a 10% customer in 2010.”

Response:

This particular customer (“Customer A”), a leading manufacturer of smartphones for the wireless industry, first became a customer in 2008 and accounted for 5.6% of our total net sales for the 12 months ended December 31, 2009.  Customer A has allocated more of its requirements for repair services to us and we included the corresponding projected sales revenue in our 2010 forecasts that coincided with the filing of our 2009 annual report on Form 10-K and our Form 10-Qs for the first and second quarters of 2010.  In each case, Customer A accounted for more than 10% of our forecasted revenue for 2010.  As such, we expect to identify Customer A as a 10% customer in our 2010 Form 10-K.

In response to your comment, our disclosures in our Form 10-Q for the three months ending September 30, 2010 will include the basis for this statement as follows:

. . . increased sales from new programs with a leading handset OEM. Based on discussions with this customer regarding future volume from existing programs and future volumes from new programs that are expected to launch in the near term, we expect net sales for this customer to exceed 10% of our consolidated net sales for the full year 2010.

Liquidity and Capital Resources, page 36

3.    Comment:

Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.  Given recent trends and conditions in the retail environment, including in the automotive industry, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Securities and Exchange Commission
August 16, 2010

Response:

We consider our primary sources of liquidity to be (i) cash on hand ($94.8 million at June 30, 2010), (ii) borrowing capacity on our $150.0 million revolving credit facility ($148.4 million available for borrowing at June 30, 2010) and (iii) future cash flow from operations.  We believe that these sources provide us with ample liquidity at this time even in the current economic environment.

In response to your comment, we acknowledge the requirements of Item 303(a)(1) and (2) of Regulation S-K to discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact our liquidity in any material way as well as any material changes in the mix or relative cost of our capital resources.

In any future filings we make that require disclosures under Item 303(a)(1) and (2) of Regulation S-K, we will expand our disclosure, as appropriate, to address the impact of recent trends and conditions in the retail environment on the liquidity and capital resources of our business.  An expansion to our current disclosure would be substantially as follows:

Despite the recent conditions impacting the retail environment in the consumer electronics and automotive industries we increased our cash on hand from $17.2 million at December 31, 2008 to $73.8 million at December 31, 2009 and subsequently to $94.8 million at June 30, 2010, almost entirely from cashflow from operations. In consideration of these trends, we believe that a continuation of current economic conditions will not have a material impact to our liquidity and we believe that cash on hand, cash flow from operations and existing borrowing capacity will be sufficient to fund ongoing operations and budgeted capital expenditures.

Item 9A.  Controls and Procedures, page 73

4.    Comment:

We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of December 31, 2009 “to provide assurance that information required to be disclosed by [you] in the reports filed or submitted by [you] under the Exchange Act is recorded, processed, summarized and reported within the time periods specified…”  Please confirm, if true, that your officers concluded that your disclosure controls and procedures also were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  In addition, please revise your disclosure in future filings accordingly.  Refer to Exchange Act Rule 13a-15(e).

Securities and Exchange Commission
August 16, 2010

Response:

Our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), confirm that our disclosure controls and procedures also were effective as of December 31, 2009 to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Any future filings that require a statement regarding management’s evaluation of disclosure controls and procedures will include the entire definition for disclosure controls and procedures and, to the extent applicable, will read as follows:

Disclosure Controls and Procedures.

We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act).  Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, [relevant year] to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A

Management and Corporate Governance, page 3

5.    Comment:

Please revise to clarify Mr. Evans’ employment from 2004 to 2006.

Response:

In future filings, our disclosure will be revised as follows:

Robert L. Evans became a director of ATC Technology Corporation in 2004.  Since 2006, Mr. Evans has served as President, Chief Executive Officer and a member of the Board of Directors of Churchill Downs Inc., a publicly held owner and operator of horse racing venues.  From 2004 to 2006, Mr. Evans managed Tenlane Farm LLC (a thoroughbred farm) and was self-employed, investing in early stage companies and additionally acted in a consulting capacity for CincyTechUSA.  From 2001 to 2004, he was Managing Director of Symphony Technology Group (a

Securities and Exchange Commission
August 16, 2010

strategic holding company that invests primarily in software and services firms) and a predecessor firm, the Valent Group.  Prior to that, he was President and Chief Operating Officer of Aspect Development, Inc. from 1999 until its acquisition by i2 Technologies, Inc. in 2000, after which he served as Chief Operating Officer of i2 Technologies.  Mr. Evans was employed by Accenture (formerly Andersen Consulting) from 1993 to 1999, where he held a variety of positions, including Managing Partner of the Americas Supply Chain practice.  From 1990 to 1993 Mr. Evans served as Vice President, Customer Support (Parts & Service) for Mazda Motor of America, and between 1975 and 1990 he held various positions with Caterpillar Inc., including President of Caterpillar Logistics Services.  Mr. Evans serves on our Compensation and Nominating Committee.

Mr. Evans’ extensive experience in diverse fields enables him to bring a unique perspective to our Board of Directors.  Mr. Evans was instrumental in the formation of Caterpillar Logistics and his time as president of that organization provided him with a hands-on knowledge of our core business.  Additionally, Mr. Evans’ experience at Mazda gave him the perspective of our Drivetrain customers.  Mr. Evans’ experience in running a publicly traded company, along with having been an entrepreneur and business consultant, lends a perspective and skill set valued by our Board.

Executive Compensation, page 8

6.    Comment:

We note your statement that it is the compensation committee’s policy “to set compensation targets for fixed pay (base salary and benefits) at approximately the 50th percentile of the market . . . .”  However, we also note your statement that it is your policy “to provide a base salary for a given position that is between 75% and 125% of the market value established for that position.”  Please revise your disclosure to explain this apparent inconsistency.

Response:

As noted in our disclosure, it is the policy of the Compensation and Nominating  Committee of our Board of Directors (the “Committee”) to establish compensation targets for fixed pay (base salary and benefits) at approximately the 50th percentile of the market.  As it relates to base salary, the 50th percentile, or market value, represents the “midpoint” of the specific salary range that is established for each executive officer position.  The salary range goes from a minimum level (75% of midpoint) to a maximum level (125% of midpoint) within which range the Committee can establish the actual base salary as determined by, among other things, the incumbent’s experience level and actual job performance. For example, the base salary for an individual just promoted into a specific position might be set below the midpoint or market value to reflect the experience level related to this specific position.  Also, the base salary for an incumbent officer who has extensive experience and has performed at a very high level could be set above the midpoint but still within the range.

Securities and Exchange Commission
August 16, 2010

In future filings, our disclosure will be revised as follows:

We provide NEOs and other executive officers with a base salary to compensate them for services rendered during the fiscal year.  For each position, the Committee establishes a base salary range that takes into consideration the position and its responsibility, level of experience and knowledge, the market data on salaries, internal comparability, individual performance, and recommendations provided by Towers Watson.  The midpoint of the salary range is generally set at approximately the 50th percentile of the market as defined by the comparator group, with a minimum salary level set at 75% of the midpoint and a maximum salary level set at 125% of the midpoint.  Within that range a specific base salary is then determined based on, among other things, the officer’s experience level and actual performance.  It is our policy to provide a base salary for a given position that is within the salary range established for that position.

7.    Comment:

We note that the IC Plan includes a “business objectives” component pursuant to which the compensation committee may reduce plan awards if “specific business objectives identified as part of [y]our strategic goal alignment process” are not met, as well as the fact that Mr. Francis’ award under the IC Plan was not so reduced.  Please disclose these “business objectives” and the extent to which they were achieved.

Response:

The “business objectives” referred to in the IC Plan discussion are actually personal objectives established for each officer that are primarily qualitative in nature and that support the specific financial performance measures (i.e., EPS (GAAP), Segment EBIT, Revenue, or Free Cash Flow) established for the IC Plan.  These personal objectives also form part of the officer’s annual performance appraisal.  The Committee considers the officer’s overall personal performance in achieving these personal objectives and, in its discretion, can reduce, but not increase, that officer’s IC Plan award by up to 20% if it determines that the officer has not met any of these personal objectives.  The Committee considers the personal objectives in total and there is no specific formula or method utilized by the Committee to determine whether any bonus reduction should be applied.

Mr. Francis’ 2009 personal objectives related to various activities including driving operational improvements, improving the sales pipeline, and increasing operational efficiencies.  The Committee determined that Mr. Francis satisfactorily achieved the personal objectives that he was assigned and concluded that no bonus reduction should be applied to Mr. Francis’ earned IC Plan award.

We will revise our disclosure in future years to clearly indicate the fact that these are personal objectives and are viewed in totality by the Committee.

Securities and Exchange Commission
August 16, 2010

8.    Comment:

We note that the compensation committee approved discretionary awards under the IC Plan for 2009.  Please revise your disclosure to discuss all discretionary authority under the IC Plan pursuant to which the committee may adjust awards granted under the IC Plan.

Response:

Following is revised disclosure for future filings:

Performance-Based Incentive Compensation

We provide annual incentive opportunities through our Management Incentive Compensation Plan (the “IC Plan”), which rewards executive officers and other senior management for the achievement of annual financial results.  We believe this focuses the executives on achieving annual financial goals that are indicative of improved year-over-year performance.  The IC Plan constitutes at-risk compensation that is tied to business results.  All of the performance measures in the IC Plan reflect our business strategy and the key financial metrics that we believe will drive stockholder value while rewarding the executive officers for exceptional individual and corporate performance.  Furthermore, under the terms of the IC Plan, the Committee (or the Board in the case of the CEO) has discretionary authority to evaluate the business results and exercise judgment to determine the appropriate incentive payments.

This discretionary authority includes, but is not limited to, excluding certain charges such as goodwill impairment or restructuring charges from the calculation of IC Plan targets; modifying IC Plan targets to reflect changes in business conditions such as acquisitions and dispositions; awarding payments under the plan when the IC Plan targets are not achieved; awarding special payments in excess of earned IC Plan levels based on a participant’s performance during that plan year; and reducing a participant’s earned IC Plan award by up to 20% based upon individual objectives performance.

9.    Comment:

Please disclose the financial performance metrics for the 2008-2010 and 2009-2011 MPP, the levels at which those metrics were achieved, and the manner in which those metrics impacted the compensation paid to your named executive officers.

Response:

Each Multi-Year Performance Plan (MPP) is for a specific three-year time frame and no MPP-related compensation is earned or payable to named executive officers until the specific performance period has been completed and financial results audited.  Since the 2008-2010 MPP extends through December 31, 2010 and the 2009-2011 MPP extends through December 31, 2011, neither of these performance periods have been completed and no awards have yet become payable.  Since no award is earned until the conclusion of a performance period, we do not communicate any interim

Securities and Exchange Commission
August 16, 2010

achievement level as that achievement level can be impacted, either positively or negatively, by events that could occur in the remainder of the performance period.  As we do not have an MPP with respect to the 2007-2009 performance period, there was no potential MPP cash award payable in 2009.  There was no impact on the 2009 compensation for the named executive officers related to either the 2008-2010 or the 2009-2011 MPP.

In future filings, our disclosure will be revised as follows:

Multi-Year Performance Plan.  The multi-year performance plan (‘the MPP”) represents the cash component of the LTIP and is intended to focus the executives on financial and strategic goals important to us over a three-year period.  The target opportunities for the cash component range from 90% of base salary for the CEO to 37.5% of base salary for the CFO and business segment Presidents to 22.5% of base salary for the other NEOs.  In each case there is a “cut-off” award equal to 90% of the target award and a “stretch” award equal to 150% of the target award.

The financial performance metrics for the 2008-2010 MPP and 2009-2011MPP are as follows:

	Multi-Year Performance Plan			Multi-Year Performance Plan
	2008-2010 Financial Metrics			2009-2011 Financial Metrics
	(from 2007 Base Year)			(from 2008 Base Year)
	Cut-Off	Base	Stretch	Cut-Off	Base	Stretch
Corporate
CAGR - Revenue	12.8%	13.5%	14.8%	n/a	n/a	n/a
CAGR - Operating Income	10.3%	10.9%	12.0%	16.8%	17.7%	19.5%
ROIC	17.3%	18.3%	20.1%	24.7%	26.0%	28.6%

Drivetrain
CAGR - Revenue	5.5%	5.8%	6.4%	n/a	n/a	n/a
CAGR - Operating Income	7.7%	8.1%	8.9%	34.9%	36.8%	40.4%
ROIC	9.6%	10.1%	11.1%	11.5%	12.1%	13.3%

Logistics
CAGR - Revenue	18.0%	19.0%	20.9%	n/a	n/a	n/a
CAGR - Operating Income	12.0%	12.6%	13.9%	13.9%	14.6%	16.1%
ROIC	32.2%	33.9%	37.3%	35.4%	37.3%	41.0%

These metrics were selected because we believe that they are key indicators and drivers of long-term stockholder value.  The MPP’s financial metrics all have equal weight.  For the 2008-2010 MPP, corporate officer positions are measured entirely on Company results while business segment leadership is measured 70% on such segment’s results and 30% on Company results.  For the 2009-2011 MPP, corporate officer positions are measured entirely on Company results while business segment leadership is measured entirely on such segment’s results, which is consistent with the approach adopted for the IC Plan in 2009.

Securities and Exchange Commission
August 16, 2010

Compensation of Directors, page 27

10. Comment:

Please include footnotes to columns (c) and (d) clarifying, if true, that the amounts set forth in the columns reflect the aggregate grant date fair value of the stock and option awards.  Refer to Item 402(k) of Regulations S-K.

Response:

In future filings, the Company will include the referenced footnotes stating affirmatively that the amounts reflect the aggregate fair values of the stock and option awards as of the grant date.

Form 10-Q for Fiscal Period Ended March 31, 2010

Form 10-Q for Fiscal Period Ended June 30, 2010

Item 4.  Controls and Procedures

11.  Comment:

We note your statement that disclosure controls and procedures are “controls or other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer…is recorded, processed, summarized and reported within the time periods specified . . . .”  As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition.  As such, please revise to state that disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  In addition, please confirm that the conclusion of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures was based on the entirety of the definition of controls and procedures.

Response:

In any future quarterly reports on Form 10-Q we will include the entire definition for disclosure controls and procedures, including a statement that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosures. The revised disclosure will read as follows:

Securities and Exchange Commission
August 16, 2010

Our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), confirm that our disclosure controls and procedures were effective as of [end of relevant fiscal quarter].  These evaluations provide reasonable assurance that information required to be disclosed by us in these reports as filed or submitted by us under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) is accumulated and communicated to our management including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The conclusion of our CEO and CFO regarding the effectiveness of our disclosure controls and procedures was based on the entirety of the definition of controls and procedures.

Our management acknowledges the following:

•	ATC Technology Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	ATC Technology Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please call the undersigned at (630) 663-8224, Joseph Salamunovich at (630) 663-8220 or John Pinkerton at (630) 663-8289.  Thank you for your consideration in this matter.

Sincerely,

/s/ Todd R. Peters
Todd R. Peters
Chief Executive Officer

cc:  Lilyanna L. Peyser